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                                                                   Exhibit 15.11

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File No.333-111310 and File No. 333-10570) of Elron Electronic Industries Ltd. of our report dated February 19, 2004 relating to the financial statements of Oncura Inc, of which our report (excluding the related financial statements) is included in the Elron Electronic Industries Ltd. Annual Report on Form 20-F for the year ended December 31, 2003.


/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 21, 2004